Exhibit 3.5

CIRCUIT CITY STORES, INC.

ARTICLES OF AMENDMENT

1.	Name. The name of the corporation is Circuit City Stores, Inc.

2.
Text of Amendment:    The text of the amendment is attached hereto as Exhibit A. This amendment, which required shareholder approval and which is being made effective following the redemption of the CarMax Group Common Stock, amends Article V of the Articles of Incorporation to provide for only one class of common stock and redesignates the shares of Circuit City Group Common Stock as shares of Common Stock.

3.
Board Action:    By action of the Board of Directors of the Company taken on May 21, 2002, the amendment was proposed by the Board of Directors of the Company and submitted to the shareholders in accordance with the Virginia Stock Corporation Act.

4.
Shareholder Action:    On July 22, 2002, the record date for the meeting of shareholders called to consider the amendment, there were outstanding 209,938,194 shares of the Circuit City Group Common Stock and 37,114,828 shares of the CarMax Group Common Stock. The amendment was entitled to be voted on by three voting groups consisting of the Circuit City Group Common Stock voting separately, the CarMax Group Common Stock voting separately and both classes of stock voting together as a single group; and, when voting separately, each share of each such class was entitled to one vote and, when voting together as a single group, each share of Circuit City Group Common Stock was entitled to one vote and each share of CarMax Group Common Stock was entitled to 1.131 votes. The number of undisputed votes cast for the amendment by each voting group were as follows:

Circuit City Group Common Stock	150,655,226

CarMax Group Common Stock	22,669,076

Both classes of stock voting together as a single group	176,293,951

and the number of votes cast for the amendment by each such voting group was sufficient for approval by that voting group.

IN WITNESS WHEREOF, the undersigned has executed the Articles of Amendment on behalf of the Company as of October 1, 2002.

CIRCUIT CITY STORES, INC.

By:	/s/ Michael T. Chalifoux
An Authorized Officer

EXHIBIT A

ARTICLE V
COMMON STOCK

A.  General.    Certain relative rights of the Common Stock and the holders of the outstanding shares thereof are set forth below.

(1)
Dividends.    Subject to the provisions hereinabove set forth with respect to the Preferred Stock and to the provisions contained in the Articles of Serial Designation for any series of the Preferred Stock, the holders of outstanding shares of the Common Stock shall be entitled to receive dividends if, when and as declared by the Board of Directors out of funds legally available therefor.

(2)
Voting Rights.    The holders of outstanding shares of the Common Stock shall, to the exclusion of the holders of any other class of stock of the Corporation, have the sole and full power to vote for the election of directors and for all other purposes without limitation, except (i) as otherwise provided herein or in the Articles of Serial Designation as applicable to any series of the Preferred Stock, and (ii) as may be required by law. The holders of outstanding shares of the Common Stock shall be entitled to one vote on each matter to be voted upon by the shareholders for each share of the Common Stock which they hold.

B.  Redesignation of Existing Common Stock.    As of the effective date of the Articles of Amendment pursuant to which this Section B is added to those Amended and Restated Articles of Incorporation, and without any further action on the part of the Corporation or its shareholders, each share of the Common Stock immediately theretofore designated Circuit City Stock shall automatically be redesignated, changed and converted into one share of Common Stock.